

March 12, 2014

Via E-mail
Ronald J. Lieberman, Esq.
General Counsel and Assistant Secretary
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

    Re: **NorthStar Realty Finance Corp.**
               Registration Statement on Form S-4
               Filed February 28, 2014
               File No. 333-194245

Dear Mr. Lieberman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2013. However, the 10-K incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

2.   Please tell us why NorthStar Realty Finance Limited Partnership has not been identified as a bidder.

Settlement Date, page 3

3.   We note disclosure indicating that you will issue the New Notes in exchange for Old
        Notes "as soon as practicable" after expiration. Rule 14e-1(c) requires that you exchange
        the notes "promptly" upon expiration. Please revise here and throughout the document,
        as necessary.

Business and Financial Information, page 31

4.   Please revise to provide summary financial information of NorthStar Realty Finance
        Corp., as set forth in Item 1010(c) of Regulation M-A. This revised disclosure must be
        disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and
        Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone
        Interpretations.

5.   Please disclose a ratio of earnings to fixed charges for NorthStar Realty Finance Limited
        Partnership.

Sample Calculation of Principal Amount of New Notes to be Received, page 40

6.   Please confirm that, before the opening of trading on the second trading day prior to the
        expiration date, you will amended the Schedule TO to set forth the final Exchange
        Consideration and attach as an exhibit the press release announcing the final Exchange
        Consideration.

Purpose of the Exchange Offer, page 41

7.   Please disclose the purpose of the exchange offer. Stating that the purpose of the
        exchange offer is to exchange any and all of the outstanding Old Notes for the Exchange
        Consideration does not appear responsive to Item 1006(a) of Regulation M-A.

Conditions of the Exchange Offer, page 53

8.   We note disclosure on pages 42 and 54 that you may terminate or withdraw the exchange
        offer if any condition is not satisfied on or after the expiration date. We note similar
        disclosure on page 53 that you may terminate the exchange offer or delay or refrain from
        accepting Old Notes at any time prior to the completion of the exchange offer if any of
        the conditions shall not have been satisfied or waived. All offer conditions, except those
        related to the receipt of government regulatory approvals necessary to consummate the
        offer, must be satisfied or waived at or before the expiration of the offer. Please revise
        the language accordingly.

9.   We note that you may determine in your "sole judgment" whether offer conditions have
        occurred or are satisfied. Please revise to include an objective standard for the
        determination of whether a condition has been satisfied.

10.   Disclosure in the second to last paragraph of this section states that you may assert conditions regardless of whether any action or inaction by you gave rise to them. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

11.   We note the condition relating to "any significant adverse change in the price of the Old Notes." Please revise to include an objective standard for this condition. Please also revise to account for the fact that there is no trading market in the Old Notes.

Letter of Transmittal

12.   Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the holder has "read" all of the terms and conditions of the exchange offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Robert W. Downes, Esq.
        Sullivan & Cromwell LLP